SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 14 February 2005

Please find enclosed a press release relating to Air France’s interest in Amadeus.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

1/2

Information

14 February 2005

In compliance with Article 82 of Spanish Securities Market Law 24/1988, Société Air France, Iberia Líneas Aéreas de España S.A. and Deutsche Lufthansa AG hereby notify the Spanish Securities Market Commission of the following.

Société Air France, Iberia Líneas Aéreas de España S.A. and Deutsche Lufthansa AG with BC Partners and Cinven through the Luxemboug company Amadelux Investment, announce that on February 10, 2005 the funds BC Partner and Cinven have filed with the European Commission the Form CO provided for in Council Regulation (EC) Nº 139/2004, dated 20 January 2004, seeking authorisation for the Public offer that they intend to launch on the Amadeus class A shares at 7,35 euros per share. The notification to the European Commission has been made on the merits of the expected framework of the transaction, whose details the Airlines, BC Partners and Cinven continue negotiating. An announcement will be made when there are any developments in this regard.

The merger control procedure before the European Commission generally takes twenty-five (25) business days in phase 1.

It is expected that Amadelux will notify the transaction to the United States Federal Trade Commission and the United States Department of Justice (collectively the “United States of America Antitrust Authorities”) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended on or about 16 February 2005. Amadeus will also notify the transaction to the United States of America Antitrust Authorities; it is expected that Amadeus will file such notification on the day Amadelux files its notification or within 15 calendar days thereafter.

The Airlines will also announce any decision that may be adopted by the European Commission under the merger control regime and by the United States of America Antitrust Authorities.

2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 14, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations